SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period From                      to

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bar Harbor Bankshares 401(k) Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

BAR HARBOR BANKSHARES 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2010, and 2009
With Report of Independent Registered Public Accounting Firm Thereon

BAR HARBOR BANKSHARES 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2010, and 2009

*	Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm
Plan Administrator
Bar Harbor Bankshares 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Albany, New York
July 14, 2011

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010, and 2009

	2010	2009
Investments, at fair value:

Cash	$84,176	1,264
Money market fund	1,144,234	1,211,435
Mutual funds	7,397,473	6,319,102
Common stock of Bar Harbor Bankshares	2,569,037	2,076,486

Total investments	11,194,920	9,608,287

Receivables:

Participant loans receivable	409,239	393,782
Participant contribution	—	8,279
Employer contribution	—	1,934

Total receivables	409,239	403,995

Total plan assets	11,604,159	10,012,282

Liabilities:

Other liability	(81,040)	—

Net assets available for benefits	$11,523,119	10,012,282

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010, and 2009

	2010	2009
Additions to net assets attributed to:

Investment income:

Net appreciation in investments	$819,075	1,255,138
Interest and dividends	209,323	194,397

Investment income	1,028,398	1,449,535

Contributions:

Participants	676,974	597,130
Employer	300,829	269,676
Rollovers	—	13,858

Total contributions	977,803	880,664

Total increase	2,006,201	2,330,199

Deductions from net assets attributed to:

Distributions	(495,364)	(127,247)

Net increase in assets available for benefits	1,510,837	2,202,952

Net assets available for benefits:

Beginning of year	10,012,282	7,809,330

End of year	$11,523,119	10,012,282

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2010, and 2009
(1)     Description of Plan
The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company pays Plan expenses.

(b)	Contributions

Each year, participants may contribute up to 100% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA’s, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan currently offers investment options for participants. The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2010 and 2009, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 4% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional contributions were made in 2010 or 2009.

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2010, and 2009
(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Upon the death of an employee, the named beneficiary receives a lump sum amount equal to the vested balance in the deceased employee’s account. Participants with vested balances in their accounts of $1,000 or less must take a lump sum distribution. Participants who terminate employment with a vested balance greater than $1,000 but less than or equal to $5,000 must have their vested balance rolled over to an IRA, unless they make a voluntary election for another form of distribution or roll-over.

(g)	Participant Loans

Participants may borrow from their accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over Prime. Existing loans presently range from 4.25% to 9.25%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions.

(h)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(2)     Summary of Significant Accounting Policies
(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market funds at December 31, 2010 and 2009. Amounts in prior year’s financial statements are reclassified when necessary to conform to current year’s presentation.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2010, and 2009
(b)	Investments and Participant Loans

The Plan’s investments are valued on a daily basis, using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at their outstanding unpaid principal amounts plus accrued interest.

(c)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles; require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2010 through July 14, 2011, which was the date the financial statements were issued.

(e)	Effects of New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASC) 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.

The FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the Financial Accounting Standards Board Emerging Issues Task Force, which states that loans should be classified as notes receivable carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. The update is effective for periods ending after December 15, 2010. Retrospective application is required and early adoption is permitted. The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2010, and 2009
(3)     Investments
Investments, including those that represent 5% or more of the net assets available for benefits, at December 31, 2010 or 2009 are as follows:

	2010	2009
Money market funds:

Money market fund	$1,144,234	1,211,435

Mutual funds:
Domestic equity mutual funds:
American Growth Fund Inc.	$1,296,239	1,271,033
Investment Company of America	748,053	654,495
Blackrock — Mid Cap Value Equity Fund Class A	1,310,961	612,096
Blackrock — Aurora Class A	—	395,307
Vanguard 500 Index Fund — Admiral Signal Shares	1,073,419	877,486
Foreign equity mutual funds:
American Europacific Growth Fund	719,275	628,151
American New Perspective Fund	697,845	625,928
Bond mutual funds:
Intermediate Bond Fund America	967,759	689,091
Blended mutual funds:
MFS Total Return Fund A	583,922	565,515

Total mutual funds	$7,397,473	6,319,102

Common stock:
Bar Harbor Bankshares	$2,569,037	2,076,486
During 2010 and 2009, the Plan’s investments appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2010	2009
Mutual Funds	$685,075	1,146,485
Common stock of Bar Harbor Bankshares	134,000	108,653

	$819,075	1,255,138

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2010, and 2009
(4)     Fair Values of Financial Instruments
The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:
•	Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity). All fair values of investments measured at December 31, 2010 and 2009 were determined using Level 1 inputs
(5)     Income Tax Status
The Internal Revenue Service has issued an opinion letter dated March 31, 2008 to the prototype sponsor that the form of the plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore the plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
(6)     Party-in-Interest Transactions
Shares of common stock issued by the Company represent certain Plan investments (see Note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Bar Harbor Trust Services, a subsidiary of the Plan Sponsor, was the custodian with respect to the common stock of the Plan Sponsor through September 30, 2009. Beginning October 1, 2009 Wilmington Trust Retirement and Institutional Services Company became the custodian of the common stock of the Plan Sponsor. Shares of Wilmington Prime Money Market Fund issued by Wilmington Trust Retirement and Institutional Services Company, the Plan trustee, represent party-in-interest transactions (see Note 3). Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments. Participant loan distributions and repayments are also considered party-in-interest transactions.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2010, and 2009
(7)     Untimely Remittances
During 2010, there were delays by the Plan Sponsor in submitting certain employee deferrals totaling $248. These amounts due to the Plan were submitted after December 31, 2010. The Plan Sponsor has assessed any lost earnings and excise taxes due for the resulting costs. These transactions have not been reported on the schedule of nonexempt party-in-interest transactions because the Plan Sponsor has corrected these delays under the Voluntary Fiduciary Compliance Program and has satisfied the condition of Prohibited Transaction Exemption 2002 — 51.

Schedule 1
BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets Held at End of Year
December 31, 2010

		(c) Description of investment
	(b) Identity of Issuer,	including maturity date,
	borrower, lessor, or	rate of interest, collateral, par,	(d) Current
(a)	similar party	or maturity value	value
	Cash-Pass through account		$84,176
*	Fidelity Retirement Money Market	Money market fund	1,144,234
	American Growth Fund Inc	Equity mutual fund, 42,583 shares	1,296,239
	American Europacific Growth Fund	Foreign equity mutual fund, 17,386 shares	719,275
	American New Perspective Fund	Foreign equity mutual fund, 24,383 shares	697,845
	Intermediate Bond Fund America	Bond mutual fund, 72,060 shares	967,759
	Investment Company of America	Equity mutual fund, 26,564 shares	748,053
	MFS Total Return Fund A	Equity mutual fund, 41,413 shares	583,922
	Blackrock — Mid Cap Value Equity Fund Class A	Equity mutual fund, 114,594 shares	1,310,961
	Vanguard 500 Index Fund — Admiral Signal Shares	Equity mutual fund, 11,219 shares	1,073,419
*	Bar Harbor Bankshares	Common stock, 88,435 shares	2,569,037
*	Participant Loans Receivable	Interest rates — 4.25 — 9.25%	409,924

			$11,604,159

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

Schedule 2
BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
December 31, 2010

Participant
contributions
transferred
late to the
Plan
Check here if				Totally
late				fully
Participant				corrected
loan	Total that Constitute Nonexempt Prohibited Transactions			under
prepayments are included	Contributions	Contributions corrected outside	Contributions pending correction	VFCP and PTE
☐	Not corrected	VFCP	in VFCP	2002-51
$248	$—	$—	$—	$248
See accompanying report of independent registered public accounting firm.

REQUIRED INFORMATION
The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2010 and 2009, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:	/s/ Marsha C. Sawyer	Date: July 14, 2011

Marsha C. Sawyer
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of KPMG LLP